January 6, 2010

Steven M. Zagar
Chief Financial Officer
First Financial Service Corporation
2323 Ring Road
Elizabethtown, Kentucky 42701

Re: First Financial Service Corporation
   Form 10-K for December 31, 2008
   File Number 0-18832

Dear Mr. Zagar:

   We have reviewed the above referenced filing and related materials and have the following comments. Please note that our accounting staff has no comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009
Risk Factors, page 15

   1.   We note that some of your risk factors contemplate events such as "an adverse change in the real estate market" when we have already experienced such events. In future filings, please update your risk factors to reflect current material risks to your company.

<u>Proxy Statement</u>
<u>Transactions with Related Parties, page 9</u>

2.   Please revise in future filings to indicate whether these transactions were on the same terms as those with persons *not related to the lender.*   See Instruction 4(c)(ii) to Item 404 of Regulation S-K.

<u>What Our Compensation Program is Designed to Reward, page 12</u>

3.   You say that you are using peer group information. Please revise your disclosure in future filings to identify the members of any peer group used to determine compensation levels. See Item 402(b)(2)(xiv).

<u>Summary Compensation Table, page 18</u>

4.   We note that you have included 2 years of compensation data for your executive officers. In accordance with Item 402 of Regulation S-K, in future filings please provide 3 years of compensation data or explain to the staff why you are not required to provide this data.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Senior Attorney

By FAX: Steven M. Zagar
         FAX number 270-737-1353